Proxy Voting Results

A special meeting of shareholders was held on December 8, 2017. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Industrial Equipment Portfolio to Industrials Portfolio in exchange solely for shares of beneficial interest of Industrials Portfolio and the assumption by Industrials Portfolio of Industrial Equipment Portfolio’s liabilities, in complete liquidation of Industrial Equipment Portfolio.

	# of Votes	% of Votes
Affirmative	117,547,335.13	90.037
Against	8,796,413.28	6.738
Abstain	4,211,671.31	3.225
TOTAL	130,555,419.72	100.000